Exhibit 99.7

SUPPORT AND VOTING AGREEMENT

THIS AGREEMENT is made as of the 17th day of November, 2024.

BETWEEN:

Each of the entities set out on Schedule “A” hereto (each a “Company Securityholder”), by their investment manager, Hamblin Watsa Investment Counsel Ltd

- and -

ORLA MINING LTD.

a corporation incorporated under the federal laws of Canada

(the “Company”)

- and -

1511583 B.C. LTD.

a corporation incorporated under the laws the Province of British Columbia

(the “Purchaser”)

- and -

GOLDCORP CANADA LTD.

a corporation incorporated under the federal laws of Canada

(“GCL”)

WHEREAS the Company, the Purchaser, a wholly-owned subsidiary of the Company, and GCL have entered into a share purchase agreement dated as of the date hereof (the “Purchase Agreement”) pursuant to which the Purchaser will acquire from GCL or an affiliate thereof all of the issued and outstanding shares of a company to be formed by GCL to become the registered and beneficial owner of all of the Company Assets (as defined in the Purchase Agreement) (the “Transaction”);

AND WHEREAS the Company Securityholders own, beneficially or of record, directly or indirectly or exercise control or direction over, certain (i) common shares in the capital of the Company (“Company Shares”); and/or (ii) convertible securities to acquire Company Shares (“Company Convertible Securities”);

AND WHEREAS this Agreement sets out the terms and conditions, among other things, under which the Company Securityholder has agreed to vote or cause to be voted all of his, her or its Subject Securities in respect of the Transaction and other matters related thereto;

AND WHEREAS the Company Securityholder acknowledges that GCL would not have entered into the Purchase Agreement but for the execution and delivery of this Agreement by the Company Securityholder;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

INTERPRETATION

Section 1.01 Definitions

All terms used in this Agreement that are not defined herein shall have the respective meanings ascribed to them in the Purchase Agreement.

For the purposes of this Agreement:

“affiliate” shall have the same meaning assigned to it in the Canada Business Corporations Act;

“Company” means the party identified as such in the preamble;

“Company Circular” means the notice of meeting and the accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the shareholders of the Company in connection with the Company Meeting;

“Company Convertible Securities” has the meaning given in the recitals;

“Company Meeting” means the special meeting of the shareholders of the Company, including any adjournment or postponement thereof in accordance with the terms of the Purchase Agreement, to be held to consider and, if thought fit, approve the Shareholder Resolutions;

“Company Securityholder” means the party identified as such in the preamble together with its affiliates;

“Company Shares” has the meaning given in the recitals;

“GCL” means the party identified as such in the preamble;

“Prohibited Matters” has the meaning given in Section 2.01(a)(ii);

“Purchase Agreement” has the meaning given in the recitals;

“Subject Convertible Securities” means all Company Convertible Securities which the Company Securityholders own, beneficially or of record, directly or indirectly or exercise control or direction over as set forth on Schedule A to this Agreement, together with any Subject Convertible Securities acquired by the Company Securityholders during the term of this Agreement;

“Subject Securities” means, collectively, the Subject Shares and the Subject Convertible Securities; and

“Subject Shares” means all Company Shares which the Company Securityholders own, beneficially or of record, directly or indirectly or exercise control or direction over as set forth on Schedule A to this Agreement, together with any Company Shares acquired by the Company Securityholders during the term of this Agreement;

“Transaction” has the meaning given in the recitals; and

“Transfer” has the meaning given in Section 2.01(c) of this Agreement.

ARTICLE II
COVENANTS

Section 2.01 General Covenants of the Company Securityholder

The Company Securityholder hereby covenants and agrees in favour of the Company, the Purchaser and GCL that, from the date hereof until the termination of this Agreement, except as permitted by this Agreement:

(a)	at the Company Meeting and/or any meeting of securityholders of the Company called to vote upon the Shareholder Resolutions, the Transaction, the Concurrent Private Placement, the Purchase Agreement or the transactions contemplated by the Purchase Agreement, or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Shareholder Resolutions, the Transaction, the Concurrent Private Placement, the Purchase Agreement or the transactions contemplated by the Purchase Agreement is sought, the Company Securityholder shall cause all Subject Securities eligible to vote at such meeting to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) all such Subject Securities:
(i)	in favour of the approval of the Shareholder Resolutions, the Transaction, the Concurrent Private Placement and any other matter necessary for the consummation of the Transaction, the Concurrent Private Placement or the transactions contemplated by the Purchase Agreement;
(ii)	against any action, proposal, transaction or agreement that could reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company Securityholder under this Agreement or (B) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transaction or the Concurrent Private Placement (the “Prohibited Matters”).
(b)	the Company Securityholder shall forthwith revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;
(c)	prior to the record date in respect of the Company Meeting, the Company Securityholders agree not to directly or indirectly (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, or (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement; provided that the Company Securityholders may transfer any Subject Securities legally or beneficially owned by them to an affiliate of Fairfax Financial Holdings Limited provided that any such transferee shall first enter into a written agreement whereby such transferee, assumes all rights and obligations hereunder with respect to any such Subject Securities so transferred (and provided further that the transferor shall remain responsible for such obligations). Nothing in this Agreement will prohibit the Company Securityholder from, directly or indirectly, optioning, selling, transferring, pledging, encumbering, granting a security interest in, hypothecating or otherwise conveying or entering into any sale, repurchase agreement or other monetization transaction with respect to the Subject Securities or assigning or agreeing to option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any sale, repurchase agreement or other monetization transaction with respect to the Subject Securities or assign any of the Subject Securities or any right or interest therein (legal or equitable) to any Person or group of Persons, following the record date for the Meeting.

(d)	the Company Securityholder shall not solicit, initiate or encourage inquiries, submissions, proposals or offers from any other person relating to, or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with or assist or participate in or facilitate or encourage any effort or attempt with respect to any action which is inconsistent with the successful completion of the Transaction or the Concurrent Private Placement;
(e)	the Company Securityholder hereby agrees to deposit a proxy or voting instruction form, as the case may be, duly completed and executed in respect of all of the Subject Securities eligible to vote on any matter as soon as practicable following the mailing of the Company Circular and in any event at least 10 days prior to the Company Meeting. Such proxy or voting instruction form shall appoint as proxyholder(s), the individual(s) designated by the Company in the Company Circular and shall vote all such Subject Securities as required by Section 2.01(a)(i). The Company Securityholder hereby agrees that neither it nor any person on its behalf will take any action to withdraw, amend or invalidate any proxy or voting instruction form deposited by the Company Securityholder pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Company Securityholder might have, unless this Agreement has at such time been previously terminated.
(f)	if the Company Securityholder acquires any additional Company Shares or Company Convertible Securities prior to the record date for the Company Meeting, the Company Securityholder agrees and acknowledges that such additional securities shall be deemed to be Subject Shares or Subject Convertible Securities, respectively, for the purposes of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations and Warranties of the Company Securityholder

The Company Securityholder hereby represents and warrants to and covenants with the Company, the Purchaser and GCL as follows, and acknowledges that the Company, the Purchaser and GCL are relying upon such representations, warranties and covenants in entering into this Agreement and the Purchase Agreement:

(a)	Incorporation; Capacity; Authorization. Where the Company Securityholder is a corporation, it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Company Securityholder and constitutes a legal, valid and binding obligation, enforceable against the Company Securityholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.
(c)	Ownership of Subject Securities. Schedule A hereto accurately sets forth all of the Subject Securities which the Company Securityholder owns, beneficially or of record, directly or indirectly, or over which it exercises control or direction.
(d)	Voting. The Company Securityholder has the sole and exclusive right to enter into this Agreement and to vote the Subject Securities eligible to vote at the Company Meeting as contemplated by this Agreement. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind. Except pursuant to this Agreement, no individual, firm or entity has any agreement or option, or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option, requiring the Company Securityholder to Transfer any Subject Securities or any interest therein.

Section 3.02 Representations and Warranties of the Company and the Purchaser

The Company and the Purchaser hereby represent and warrant and covenant to the Company Securityholder and GCL, acknowledging that each of the Company Securityholder and GCL is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. The Company and the Purchaser are corporations duly incorporated and validly existing under the laws of their jurisdiction of incorporation and have the requisite corporate power and capacity to execute and deliver this Agreement and to perform their obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by the Company and the Purchaser and constitutes a legal, valid and binding obligation, enforceable against the Company and the Purchaser in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

Section 3.03 Representations and Warranties of GCL

GCL hereby represents and warrants and covenants to the Company Securityholder, the Company and the Purchaser, acknowledging that each of the Company Securityholder, the Company and the Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)	Incorporation; Capacity; Authorization. GCL is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.
(b)	Enforceable. This Agreement has been duly executed and delivered by GCL and constitutes a legal, valid and binding obligation, enforceable against GCL in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

ARTICLE IV
TERMINATION

Section 4.01 Automatic Termination

This Agreement will automatically terminate and be of no further force or effect upon the earliest to occur of:

(a)	the closing of the Transaction; or
(b)	the termination of the Purchase Agreement in accordance with its terms.

Section 4.02 Termination by the Parties

This Agreement may be terminated at any time:

(a)	by mutual consent of the Company, GCL and the Company Securityholder; or
(b)	by GCL or the Company if: (i) any of the representations and warranties of the Company Securityholder in this Agreement shall not be true and correct in all material respects; or (ii) the Company Securityholder shall not have complied with its covenants contained in this Agreement in all material respects.

Section 4.03 Effect of Termination

If this Agreement is terminated in accordance with this Article IV (i) the provisions of this Agreement will become void and the Company Securityholder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Subject Securities, and (ii) no party shall have liability to any other party, except in respect of any breach of this Agreement which occurred prior to such termination or in respect of any intentional or wilful breach by it of this Agreement.

ARTICLE V
GENERAL

Section 5.01 Further Assurances

Each of the Company Securityholder, the Company, the Purchaser and GCL will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.02 Disclosure

Each of the Company Securityholder, the Company, the Purchaser and GCL hereby consents to the disclosure of the substance of this Agreement, in any press release filed in connection with the Transaction, the Concurrent Private Placement or the other transactions contemplated by the Purchase Agreement or any filing pursuant to Applicable Law, including the Company Circular.

Except as set forth above or as required by Applicable Law or by any Governmental Authority, no party hereto shall make any public announcement or statement with respect to this Agreement without the approval of the other parties hereto, such consent not to be unreasonably withheld.

Section 5.03 Time

Time shall be of the essence in this Agreement.

Section 5.04 Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to any conflict of laws rules or principles. The Company Securityholder, GCL, the Company and the Purchaser irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and waive, to the fullest extent possible, the defense of an inconvenient forum or any similar defense to the maintenance of proceedings in such courts.

Section 5.05 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Purchase Agreement incorporated herein by reference constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 5.06 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.07 Severability

If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

Section 5.08 Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except that: (i) the Company, the Purchaser and GCL may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, without reducing its own obligations hereunder, without the consent of the Company Securityholder; and (ii) the Company Securityholder may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement in order to give effect to a transfer contemplated by Section 2.01(c)(ii)(y) of this Agreement.

Section 5.09 Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by overnight courier or email, in the case of:

(a)       the Company and the Purchaser, addressed as follows:

Orla Mining Ltd.

Suite 1010, 1075 West Georgia Street

Vancouver, BC

V6E 3C9

Attention: Jason Simpson, President & Chief Executive Officer

Email: [Redacted: Personal information]

(b)       GCL, addressed as follows:

Goldcorp Canada Ltd.

6900 E Layton Avenue, Suite 700

Denver, CO 80237

Attention: Legal Department

Email: [Redacted: Personal information]

(c)       the Company Securityholder, addressed as set forth in the signature page hereto.

or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery thereof if delivered before 4 p.m. on a Business Day at the place and time of receipt and, otherwise, on the next following Business Day.

Section 5.10 Equitable Relief

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

Section 5.11 Expenses

Each of the parties shall pay its out of pocket and other expenses incurred in connection with the preparation, execution and delivery of this Agreement and transactions contemplated hereby.

Section 5.12 Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

Section 5.13 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

Remainder of page intentionally left blank. Signature page follows.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

ORLA MINING LTD.

By:

(signed) “Jason Simpson”
Name: Jason Simpson

Title: President and Chief Executive Officer

1511583 B.C. LTD.

By:

(signed) “Jason Simpson”
Name: Jason Simpson

Title: Chief Executive Officer

GOLDCORP CANADA LTD.

By:

(signed) “Scott Langley”
Name: Scott Langley

Title: Director

HAMBLIN WATSA INVESTMENT COUNSEL LTD., in its capacity as investment manager on behalf of each Company Shareholder

By:

(signed) “Peter Clarke”
Name: Peter Clarke

Title: Chief Risk Officer

Address of Company Securityholder:

[Redacted: Personal information]

SCHEDULE A Subject Securities

1.       Subject Shares:

Company Securityholder	Subject Shares

Allied World Assurance Company (U.S.) Inc.	2,500,000
Allied World Insurance Company	9,744,019
Allied World National Assurance Company	1,666,600
Allied World Specialty Insurance Company	5,531,482
Allied World Surplus Lines Insurance Company	2,212,537
CRC Reinsurance Limited	1,250,000
Federated Insurance Company of Canada	1,610,475
Northbridge General Insurance Company	4,818,704
Odyssey Reinsurance Company	14,053,843
United States Fire Insurance Company	11,446,369
Zenith Insurance Company	1,983,200

Total Number of Subject Shares:	56,817,229

2.       Subject Convertible Securities:

Type of Company Convertible Security	Total Number of Company Convertible Securities Beneficially Owned or Controlled
Nil